Exhibit 21.1

Subsidiaries of Kimbell Royalty Partners, LP

Entity Name	Jurisdiction
Kimbell Intermediate Holdings, LLC	Delaware
Kimbell Intermediate GP, LLC	Delaware
Kimbell Royalty Holdings, LLC	Delaware
Rivercrest Royalties, LLC	Delaware
Rochester Minerals, L.P.	Texas
Hochstetter, L.P.	Texas
Oakwood Minerals I, L.P.	Texas
RCPTX, Ltd.	Texas
OGM Partners I	Texas